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SEC 12062678 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/11 (MM/DD/YY) AND ENDING 08/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitehall- Parker Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Pacific Avenue Second Floor
(No. and Street)

San Francisco (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Yu Loo 415 421 5935 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Stephenson An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

515 N. Sepulveda Blvd. Suite A (Address) Manhattan Beach (City) CA (State) 90266 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Yu Loo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitehall - Parker Securities, Inc., as of August 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 29th day of October, 20 12, by Robert James Yu Loo proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature ____________

Notary Public

Signature

President

Title



ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - AUGUST 31, 2012

WHITEHALL-PARKER SECURITIES, INC.

477 Pacific Ave., Second Floor

SAN FRANCISCO, CALIFORNIA 94133

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Whitehall-Parker Securities, Inc.
San Francisco, California

I have audited the accompanying statement of financial condition of Whitehall-Parker Securities, Inc.(a California corporation) as of August 31, 2012 and the related statements of revenue and expenses, changes in cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Whitehall-Parker Securities, Inc. as of August 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.



Manhattan Beach, California
October 25, 2012

Whitehall-Parker Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

August 31, 2012

ASSETS

CURRENT ASSETS		
Cash		$ 38,075
Receivables		
Commissions		90,199
Prepaid expenses		8,829
Total current assets		137,103
PROPERTY AND EQUIPMENT - AT COST		
Furniture and equipment	$ 1,365	
Less accumulated depreciation	1,365	-
OTHER ASSET		
Deposit		3,000
		$140,103

LIABILITIES

CURRENT LIABILITIES		
Accounts payable		$ 89,787
Total current liabilities		89,787
STOCKHOLDERS' EQUITY		
Common stock (5,000 shares authorized, 800 shares issued and outstanding, $10 par value each)	$ 8,000	
Retained earnings	42,316	50,316
		$140,103

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

STATEMENT OF REVENUE AND EXPENSES

For the year ended August 31, 2012

REVENUE		
Commissions		$1,392,576
OPERATING EXPENSES		
Salaries and commissions	$1,258,059	
Administrative	34,765	
Charitable contributions	427	
Insurance	12,036	
Legal and accounting	38,715	
Office expense	18,097	
Payroll taxes	7,448	
Rent	40,800	
Telephone	7,929	1,418,276
Loss from operations		(25,700)
INCOME TAXES		800
NET LOSS		$ (26,500)

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended August 31, 2012

Cash flows from operating activities	
Cash received from customers	$1,407,684
Cash paid to suppliers and employees	(1,416,552)
Income taxes paid	581
Net cash (used in) operating activities	(8,287)
Cash flows from investing activities	
Net cash (used in) investing activities	-
Cash flows from financing activities	
Dividends paid	(24,500)
Net cash (used in) financing activities	(24,500)
Net decrease in cash	(32,787)
Cash at September 1, 2011	70,862
Cash at August 31, 2012	$ 38,075
Reconciliation of net income (loss) to net cash (used in) operating activities	
Net income (loss)	$ (26,500)
Adjustments to reconcile net income to net cash (used in) operating activities	
(Increase) decrease in:	
Commissions receivable	15,108
Increase (decrease) in:	
Accounts payable	2,886
Income taxes payable	219
Net cash (used in) operating activities	$ (8,287)

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended August 31, 2012

	Common Stock	Retained Earnings	Total
Balance at September 1, 2011	$ 8,000	$ 93,316	$101,316
Dividend paid		(24,500)	(24,500)
Net loss for the year	-	(26,500)	(26,500)
Balance at August 31, 2012	$ 8,000	$ 42,316	$ 50,316

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Whitehall-Parker Securities, Inc. was incorporated February 1, 1982 under the laws of the State of California. The Company is a broker dealer registered with the Securities and Exchange Commission.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6 ⅔% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2012, the Company had complied with both requirements.

3. The company's management considers all receivables to be collectible at August 31, 2012. Therefore, no allowance for doubtful accounts is required.

4. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the modified accelerated cost recovery method (MACRS).

5. Income tax returns have not been examined by governmental agencies since the Company's inception.

6 For purposes of the statement of cash flows, the company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2012 there were no cash equivalents.

7. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

8. Management has evaluated subsequent events through October 25, 2012, the date the financial statements were available to be issued.

Whitehall-Parker Securities, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

August 31, 2012

NET CREDITS	
Shareholders' equity	$ 50,316
DEBITS	
Non allowable assets	34,946
NET CAPITAL	$ 15,370
6 2/3% of aggregate indebtedness amount or $5,000, whichever is greater	7,852
EXCESS NET CAPITAL	$ 7,518

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT AUGUST 31, 2012

Net capital per unaudited Focus Report II A		$ 28,389
Adjustments		
Prepaid expenses	$ 219	
Accounts payable	12,800	(13,019)
Net capital per audit report		$ 15,370

Whitehall-Parker Securities, Inc.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

August 31, 2012

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

Whitehall-Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2012

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

PART II

Whitehall-Parker Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

August 31, 2012

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Board of Directors
Whitehall-Parker Securities, Inc.

REPORT BY INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

In planning and performing my audit for the financial statements of Whitehall-Parker Securities, Inc. (the "Company") for the year ended August 31, 2012, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

ROBERT STEPHENSON
An Accountancy Corporation

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected and corrected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions or Rule 15c3-3 as of August 31, 2012 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Manhattan Beach, California
October 25, 2012

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Whitehall-Parker Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2012, which were agreed to by Whitehall-Parker Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Whitehall-Parker Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Whitehall-Parker Securities, Inc.'s management is responsible for the Whitehall-Parker Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the detailed list of checks in the check register noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31. 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2012 noting a difference of $13,804 more on line 2a and a difference of $4,891 less on line 2c.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, of which there were none, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, of which there were none, supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

ROBERT STEPHENSON
An Accountancy Corporation

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



October 25, 2012